

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Neil Dey
President and Chief Executive Officer
Bluejay Diagnostics, Inc.
360 Massachusetts Avenue, Suite 203
Acton, MA 01720

>   **Re: Bluejay Diagnostics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 5, 2023**
>   **File No. 333-272432**

Dear Neil Dey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Brian O'Fahey